

INVEST IN **REEF GROWS**

Converting cannabis consumers to cultivators with a premium home grow experience

LEAD INVESTOR ⌄

Will Dengler

Reef Grows has captured my imagination since its inception. At its core, Reef Grows massively simplifies the process of home growing through its technology. But Reef goes further - offering a design that can be described as no less than beautiful. For these reasons, Reef is perfectly positioned to not only disrupt the home grow market, but to expand it as well. In its life, Reef has grown far beyond the imagination - succeeding in delivering on their promise to drastically simplify the process through their early adopters. Their success comes from their undying focus on delivering the highest quality product for their customers; and the skills and dedication of the team behind it.

Invested $5,000 this round

reefgrows.com   Los Angeles CA

Highlights

1. Cannabis legalization is creating untapped home grow markets throughout the US ($4B by 2030)

2. Our go-to-market product is ready for Beta Launch in LA

3. Developed proprietary custom high efficiency multi-zone LED grow lights

4. Proprietary water-recycling drip irrigation system

5. All products are built using sustainable materials, including ethically harvested wood

6. Developed Super Soil in partnership with a master cannabis grower

7. Building a centralized knowledge base for home growers

8. Building relationships with genetics and post-processing brands to be a one-stop-shop for home grow

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Our Team



Conor Sheehan Founder

Conor is the leader behind reef. A software engineer by trade, he began this journey conducting the foundational research, development, and prototyping process more than five years ago. In early 2020, he assembled the team to bring reef to market.

Our journey with reef started with curiosity about where we could find the highest quality cannabis. We became disappointed with the lack of transparency in the industry and realized that the only way to ensure the purity and sustainability of our cannabis was to grow it ourselves.



Brett Potter Product

Brett is the design and engineering lead behind reef's products. He joined the company in early 2020, bringing seven years of mechanical engineering and product development expertise. His work is grounded in a passion to create and an eye for design.



Doug Falatko Finance

Doug is the newest addition to the reef team and leads the company's finance, compliance, and reporting activities. With more than 7 years of financial services experience, he navigates the regulatory hurdles needed for reef's multi-state operations.



Tom Eberle Electronics Engineering

Tom Eberle is a technical professional with extensive experience leading product marketing and project management initiatives. His impressive background in electrical engineering and product commercialization has catalyzed reef's product development



Michael Malcolm R&D / Grow Science

Michael joined reef in early 2020 and leads the team's product R&D. With 6 years of agriculture experience in AgTech, research, and farming, Michael's horticultural knowledge allows reef to develop products that help you find your green thumb.



EJ White Marketing / Operations

EJ joined reef as an advisor in May of 2020 contributing expertise on marketing and

operations efforts. EJ brings deep strategic and operational knowledge from work with companies from startups to the Fortune 500.

Cultivating craft cannabis, right in your home

We started Reef because we know cannabis can be a powerful medicine, but found a lot of inconsistency and lack of transparency when sourcing our flower. A strain that gave us the desired effects was available one day and gone the next. We got curious and began to research the best methods for sourcing our preferred strains.

Looking into the options in the industry left more questions than answers:

- How was this flower grown?
- Were there pesticides used?
- Fertilizers?
- Heavy Metals?
- Was it grown sustainably?
- Is the strain at one dispensary going to give me the same effects as one bought at another?

We realized the best way to guarantee the quality we were looking for was to grow it ourselves at home.

After looking into the options available, we were honestly disappointed. It was confusing to figure out all of the different equipment we needed and the available products weren't something to that made us feel proud to grow at home, but instead something people hide away in their basements. It's clear that we're not

alone in this experience:

Data from New Frontier shows 88% of people considering home grow decide against it



Why aren’t more people growing?
Of the current cannabis consumers who report interest in growing at home, 88% of them decide against growing for the following reasons:
Don’t know where to start
34%
Living situation
25%
Don’t want low-quality cannabis
23%
Don’t know where to buy seeds
21%
Expensive
20%
Don’t know where to buy equipment
18%
Don’t have time
15%
represents barriers solved w/ reef

*Based on New Frontier Data “Opportunities Outweigh Any Barriers to Cannabis Homegrowing”







Growing at home is hard
There’s a long list of equipment and knowledge required just to get started with the first grow.
Requirements for new growers:
1. Research and purchase grow equipment, grow medium and seeds based on a variety of factors
2. Assemble assorted industrial growing equipment and electronics
3. Research plant’s specific climate requirements, lighting and irrigation cycles for each stage of growth
4. Monitor and tend to plant’s needs 1-2X/day

Converting cannabis consumers to cultivators with our

flagship product: reef Signature

reef is designed to re-shape the narrative around home growing.

Our mission is to make home growing aspirational for the modern cannabis user.

We're designing cultivation tools that are easy to use, beautiful, and grow the best flower you can find.

A high-tech grow system built into a premium piece of furniture.

We want to undo the decades of stigma around home growing and the associations with basements and closet grows.

The reef Signature grow system's form factor resembles furniture you'd find at a West Elm store, so grows can be proudly showcased.

We intentionally selected premium and sustainably sourced materials to set a new standard for how home cultivation can look and feel:

- The natural-grained hardwood exterior provides a warm, classic feel

- Aluminum brings a modern edge to the design with its sleek, lightweight, and corrosion-resistant properties

- A large tinted glass window offers transparency, versatility and sophistication.



Made to show off

We chose premium materials that will



elevate the style of any living space and last through years of grows.

Making home growing a breeze: Automating the grow from seed to flower.

We have integrated all of the best modern growing technology into one holistic product, and developed the reefOS software suite to create an intelligent growing system.

reef automatically adjusts the lighting, irrigation, and climate control systems to create the optimal environment for each plant based on its current stage of growth.

Key privacy features allow each grow to seamlessly blend into our user's lifestyle:

- Child-proof locking

- Privacy shade

- Odor filtration



Odor filtration

Multi-directional
Circulation system

200W High-efficiency
LED growlights

3 Gallon
Soil basin

Motorized
Privacy shade

Motorized
Child-proof lock

Minimal flow rate
Drip irrigation

Temperature control



3 Gallon
Water reservoir

Wifi-connected
Micro-processor

The reef app gives users control at their fingertips

- Real-time grow tracking

- Personalized device settings

- Key notifications and reminders

- In-app grower's knowledge base

Grow
on the go.

The reef app is the mobile extension
of the reef experience — allowing
cultivators to personalize their grow
experience, access our grower's
knowledge base and easily share
their wins on their socials.



Curating high-quality genetics

Selecting and sourcing seeds is a critical aspect of the grow experience. It

Selecting and sourcing seeds is a critical aspect of the grow experience. It determines the quality of the flower and the effects it has on the consumer. So, we're working on partnering with trusted genetics brands to source our customers seeds that match their preferred experience.

Shareable flower

We want our customers feeling proud to show off and share their flower with their friends and loved ones, so ziploc bags simply won't make the cut. We'll be providing premium packaging, so the reef-quality flower can be shared with ease and style.



Craft cannabis
cultivated by you, for you.

We're curating a selection of premium cultivars that will ensure our customer's medicine is top shelf and personalized for their unique preferences.

Out of the basement and into designer living spaces.

To convert mainstream cannabis consumers to cultivators, we need to change the way people perceive home growing.

This is why we are going to market with a premium product targeting affluent cannabis consumers.

cannabis consumers.

We want to make home growing aspirational and put reef in the hands and homes of the trendsetters. We're offering a curated experience in three select form factors designed to fit a variety of modern home interiors.

"With more than half of home growers earning over $50,000/year, and a quarter earning over $100,000, premium suppliers will find opportunities to serve more affluent growers." - New Frontier Data, 2022









Home cultivation is on the verge of becoming the biggest breakout sector in the cannabis industry.

As states continue to legalize, more consumers are looking into better ways to get their cannabis.

The next wave in the cannabis market will be driven will be driven by the desire for increased individual control over quality, greater transparency and sustainability in the grow process, and a direct relationship from consumer to plant.

As more people look to take advantage of the benefits of home growing, the industry is on the cusp of a transformation that will have far-reaching implications for the future of cannabis cultivation.

Our mission is to pave the way for this transformation, by providing user-friendly and design first solutions that will catalyze the conversion of consumers into cultivators.

Consumer spending projected to soar over the next decade.

Findings from a 2022 'New Frontier Data' report show that 3 million cannabis consumers currently grow their own flower at home, making up 6% of all cannabis consumers.

The report projects significant growth in the next decade <u>sending consumer spending over $4B by 2030.</u>

Today's homegrow market

Although there are no well known home grow brands, the market already accounts for $2.7B in consumer spending annually.

$24M

Estimated obtainable market for reef's flagship product from existing home grow market

Current market characteristics

Steady organic growth driven by continued legalization and popularity of the cannabis market as a whole

DIY Home Growers

Lack of innovation and disruption

*Based on New Frontier Data "As U.S. Legal Cannabis Market Expands, Annual Consumer Spending on Homegrowing Could Near $4B by 2030"

The obtainable market is just the tip of the iceberg.

The home grow sector could grow much larger if consumer's objections are addressed.



Untapped market potential

Only 6% of cannabis consumers are currently home growing, but over 50% indicate interest.

$290M

Market potential for reef's flagship product with consumer conversion

Our impact on the home grow market

Focus on converting existing cannabis consumers interested in home growing for the first time

Remove significant barriers to entry for new homegrowers

Create an aspirational brand and identity for cultivators

*Calculated using data of high-income-earning cannabis consumers who primarily source from dispensaries interested in home growing

Partnering for a successful launch

Our early sales strategies will be focused on in-person showcases and word-of-mouth referrals.

We decided to launch in LA to get in front of as many well-connected cannabis consumers as possible to get people talking about reef. It's one of the biggest legal-cannabis markets in the world, home to major brands and dispensaries.

We're in the process of seeking partnerships with high-quality flower and dispensary brands that are already connected to our target demographic. This will allow us to showcase our products where our future customers are already shopping and increase our visibility in the market.

In 2022, flower brands signaled growing interest in diversifying into the home grow space, according to a report by **MJBizDaily** creating partnership and acquisition opportunities by mainstream brands.

Reaching the mainstream by expanding the reef Ecosystem

After we've gained traction in the premium market demographic, we're going to make our product offerings more accessible to the full range of potential customers.

Our offerings will range from our ultra-premium 'all-in-one' unit to the reef Mini, a grow hub for existing growers.



Growing our market segments
Our long term objective is to convert the full spectrum of existing cannabis consumers to cultivators on our grow platform.
reef Signature
$7500+
GTM Segment
Trendsetters
$200K+
- Ultra premium design
- Curated experience
*Price subject to material customization
reef Home
~$2500
Segment #2
Early Adopters
$100K+
- Premium design
- More hands on
reef Mini
~$500
Segment #3
Current growers
Mass-market
- Centralized automation
- Data-driven insights
Recurring revenue
$200-1000/yr
Across all market segments
- Premium service packages
- Consumables (Super soils, filter replacements, seeds, etc)

Forward looking projections cannot be guaranteed.

Focused on organic low-risk growth, we're ready for Beta launch

We've taken a lean approach over the last two years, testing and validating our assumptions at each stage of growth. This has been crucial in de-risking our product and investment, especially given the challenges of scaling a hardware startup.

Preparing for launch
We're finishing the the engineering validation stage and preparing for sales and scale.
Problem research
Proof of concept prototype
Customer development
Engineering specification
Wireframes
Works-like prototype
Looks-like prototype
Firmware/software stack
Engineering prototype
Engineering validation
Design validation
Production validation
Mass production
March 2023
Beta launch



Forward looking projections cannot be guaranteed.

We've been able to complete all of the R&D (ideation, design and engineering processes) necessary to enter the engineering validation phase with a product ready for Beta launch.

Your investment will take us through our next phase of growth, in which we will:

1. Build additional engineering validation units for live testing
2. Start marketing our go-to-market concept to establish partnerships and clients for our first production run
3. Solidify patents and trademarks for IP developed during R&D
4. Put the first round of Betas into customers homes to test UX and collect initial feedback

Use of funds
Fund allocation from WeFunder
Production Run
16.9%
Validation Unit Testing



28.2%

Professional Fees & IP
19.1%

WeFunder Fees
7.5%

Marketing costs
28.3%

After our beta launch, we'll use the feedback and learnings to refine our product-market fit and turn our efforts to customer acquisition and production scaling.

How does my investment in reef grows work?

We're currently raising our pre-seed round on a convertible note.

This investment instrument is designed to help pre-valuation startups raise capital while providing early investors with favorable terms before larger rounds are raised.

Conversion note terms

Equity Funding Trigger	$500,000
Valuation Cap	$8,000,000
Conversion Discount	20%
Interest Rate	8%

What is an equity funding trigger?

The equity funding trigger is the future fundraising amount that will trigger the conversion of your note into shares of the company.

For instance, if we raise a $2 million series seed financing round, this would trigger conversion because the amount raised exceeds $500,000.

What is a valuation cap?

The valuation cap protects early investors from excessive equity dilution if the value of the company during the next equity round is significantly higher than expected, in our case higher than $8mm.

For instance, if we raise a $2 million financing round at a $20 million pre-money valuation, early investors would be safeguarded from dilution as their equity would convert at an $8 million valuation cap, resulting in larger equity for early investors than if the cap were not in place.

What is the conversion discount?

This mechanism protects early investors in the case the future equity fundraising round is priced at or below the valuation cap. In any case, a conversion discount gives note holders a 20% discount on the price per share of future price rounds.

What is the interest rate?

Until the convertible notes are triggered by the equity funding trigger, they operate as loans that earn interest annually at 8% in our case.

Why are we using WeFunder?

We decided to launch our WeFunder in order to raise funding in a way that aligns with the vision of our company: empowering individuals.

We want to share this funding opportunity on WeFunder so our early supporters can join us on our journey and be part of the story and successes as we continue to grow.

If you want to learn more about our story, current progress or investment opportunity you can book a 1-on-1 with me and we can talk through the details together:

<u>Schedule an appointment to talk.</u>

Conor Sheehan

Founder, CEO

reef grows